Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Yamana Gold Inc. 150 York Street, Suite 1102 Toronto, Ontario M5H 3S5

Item 2	Date of Material Change

December 22, 2009

Item 3	News Release

The news release was disseminated in Canada on December 22, 2009 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

The Company announced improvement in its credit facility and a significant increase in its credit availability. The Company has increased its revolving credit facility capacity to US$680 million from US$500 million. The Company also announced the closing of a US$270 million senior debt securities offering.

Item 5	Full Description of Material Change

The Company announced improvement in its credit facility and a significant increase in its credit availability. The Company has increased its revolving credit facility capacity to US$680 million from US$500 million. The credit facility was jointly arranged by Scotia Capital and RBS Securities Inc. and is being provided by a syndicate of international banks.

The Company also announced the closing of a US$270 million senior debt securities offering. The private term debt offering was jointly arranged by Bank of America Merrill Lynch and RBS Securities Inc. The proceeds will be used to repay the Company’s existing term loan and reduce outstanding amounts under its revolving line of credit. The offering consists of unsecured fixed coupon notes with a weighted average maturity of approximately 9 years and coupon of 6.75%.

The Company has in excess of US$500 million of available cash and immediate and undrawn credit available for general corporate purposes. The Company’s balance of drawn credit remains unchanged by these transactions.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

Please contact Peter Marrone, Chairman and Chief Executive Officer at (416) 815-0220.

Item 9	Date of Report

December 31, 2009

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This material change report contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with th projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.